FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January 2013

Commission File Number: 001-31819

Gold Reserve Inc.

(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The following exhibit is furnished with this Form 6-K:

99.1      News Release

Cautionary Statement Regarding Forward-Looking Statements

The information furnished under cover of this Form 6-K contains both historical information and forward-looking statements (within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the Securities Act (Ontario)) that may state our intentions, hopes, beliefs, expectations or predictions for the future. In this report, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause our actual financial results, performance, or achievements of the Company to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements.

These forward-looking statements involve risks and uncertainties, as well as assumptions that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause our results to differ materially from those expressed or implied by such forward-looking statements. The words “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “may,” “could” and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to give any assurances as to future results. Numerous factors could cause actual results to differ materially from those in the forward-looking statements. Due to risks and uncertainties, including the risks and uncertainties identified in our Annual Information Form, actual results may differ materially from current expectations.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation:

•         outcome of our ICSID arbitration against the Bolivarian Republic of Venezuela;

•         continued servicing or restructuring of our convertible notes or other obligations as they come due;

•         equity dilution resulting from the conversion of the convertible notes in part or in whole to common shares;

•         value realized from the disposition of the remaining Brisas Project related assets;

•         the notice of intent to file a delisting application received from the NYSE MKT LLC (the “Exchange”) staff;

•         our inability to satisfy the requirements of the plan of compliance accepted by the Exchange staff or to satisfy the continued listing requirements of the TSX Venture or other ongoing listing standards which may result in the delisting of the Company’s Class A common shares from the relevant exchange;

•         competition with companies that are not subject to or do not follow Canadian and U.S. laws and regulations;

•         corruption, uncertain legal enforcement and political and social instability;

•         regulatory, political and economic risks associated with Venezuela including changes in laws and legal regimes;

•         currency, metal prices and metal production volatility;

•         adverse U.S and Canadian tax consequences;

•         abilities and continued participation of certain key employees;

•         prospects for exploration and development of other mining projects by us; and

•         risks normally incident to the exploration, development and operation of mining properties.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in our affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on our website. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this notice. We disclaim any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to our disclosure obligations under applicable rules promulgated by the relevant securities regulators.

(Signature page follows)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 4, 2013

GOLD RESERVE INC. (Registrant)

By:    /s/ Robert A. McGuinness

Name:    Robert A. McGuinness

Title:     Vice President – Finance & CFO

Exhibit 99.1               News Release

NR-13-01

GOLD RESERVE INC. ANNOUNCES NYSE MKT NOTIFICATION

OF INTENT TO FILE DELISTING APPLICATION

SPOKANE, WASHINGTON, January 4, 2013

Gold Reserve  Inc.  (TSX.V:GRZ  –  NYSE-MKT:GRZ)  has  received  a  written  notice  dated January 3, 2013, that the staff of the NYSE  MKT LLC  (the  “Exchange”)  intends  to  file  a  delisting  application  with  the  United  States Securities and  Exchange  Commission  (the  “SEC”)  to  remove  the  Company's  common  shares  from  being listed on  the  Exchange. The Company  intends  to  appeal the Exchange staff’s decision.

The Exchange staff's  position  is that  the  Company  did not sufficiently comply with the terms of its plan announced October 31, 2011 (the “Plan”), that was implemented to allow the Company time to regain compliance with the Exchange’s continued listing standards by December 20, 2012.  As a result, the Exchange staff believes the Company no longer complies with the Exchange’s continued listing standards because, following the seizure of the Las Brisas mine by the Venezuelan government in 2008, the Company ceased to be an “operating company” under Sections 1002(c) and 1003(c)(i) of the Exchange’s Company Guide and did not remedy that status pursuant to the Plan.

The terms of the Plan focused on the Company becoming an “operating company” again, as defined by the Exchange staff.  Management believes that the Company has demonstrated substantial compliance with the intent and spirit of the Plan to become an “operating company” by signing an agreement effective April 26, 2012, granting the Company the right to earn an undivided 51% interest in the La Tortuga property, a copper and gold prospect located in Jalisco State, Mexico, and conducting exploration activities at the La Tortuga property.  Additionally, management believes the Company meets all other continued listing standards of the Exchange and, as of market close on January 3, 2012, the Company currently meets all the standards for initial listing under Initial Listing Standard 4 (Section 103(d) of the Company Guide).

The Company expects to appeal the Exchange staff’s decision by January 10, 2013, and will request an oral hearing before a committee of the Exchange to be held at a later date. There can be no assurances that the Company’s request for continued listing will be granted. During the appeal period the Company’s shares will continue to be listed for trading on the Exchange and will continue to trade on the TSX Venture Exchange.

ICSID Arbitration

The Company's international arbitration against the Republic of Venezuela regarding the illegal expropriation of its Venezuelan properties is proceeding. As reported earlier, the Tribunal held an oral hearing in the case during the week of February 2012, following which the parties were called upon to submit post hearing briefs.  On July 25, 2012, the Tribunal issued a procedural order requesting the production of further evidence related to valuation issues. Both parties have submitted responses and the Tribunal has advised the parties that it will provide further directions in early January 2013 on the implementation of its procedural order and Venezuela has been given until January 17, 2013 to respond to the points raised in a submission of the Company dated December 10, 2012, in regard to the July 25, 2012 procedural order.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements that state Gold Reserve's or its management's intentions, hopes, beliefs, expectations or predictions for the future. In this release, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation: the notice of intent to file a delisting application received from the Exchange staff, our inability to satisfy the requirements of the plan of compliance accepted by the Exchange staff or to satisfy the continued listing requirements of the TSX.V or other ongoing listing standards which may result in the delisting of the Company’s Class A common shares from the relevant exchange; the outcome of our arbitration under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes of the World Bank, in Washington, D.C. to determine compensation claimed by us resulting from our claims against the Venezuelan government and its agents and agencies; corruption and uncertain legal enforcement; political and social instability; requests for improper payments; competition with companies that are not subject to or do not follow Canadian and U.S. laws and regulations; regulatory, political and economic risks associated with Venezuela including changes in laws and legal regimes; impact of currency, metal prices and metal production volatility; our dependence upon the abilities and continued participation of certain key employees; potential volatility of our Class A common shares, including dilution as a result of the conversion of the convertible notes into our Class A common shares; the prospects for exploration and development of alternative projects by us; and risks normally incident to the exploration, development and operation of mining properties.

This list is not exhaustive of the factors that may affect any of Gold Reserve's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the SEC.

In addition to being subject to a number of assumptions, forward-looking statements in this release involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including those factors outlined in the "Cautionary Statement Regarding Forward-Looking Statements" and "Risks Factors" contained in Gold Reserve's filings with the Canadian provincial securities regulatory authorities and the SEC, including Gold Reserve's Annual Information Form and Annual Report on Form 10-K for the year ended December 31, 2011, filed with the Canadian provincial securities regulatory authorities and the SEC, respectively.

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov and www.sedar.com.

Company Contact

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

"Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."